Press Release January 3, 2003
Highlights

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud ProjectZone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m including 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000 $ --
no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

CLOSING OF TWO PRIVATE PLACEMENTSVIRGINIA NOW ELIGIBLE FOR QSSP IN QUEBEC

Virginia Gold Mines Inc. (“Virginia”) wishes to announce the closing of two private placements for a total amount of about $900 000 in November and December 2002 with two Quebec based funds.

In November a first private placement was completed with the Quebec mining fund SIDEX and consisted of 416 667 units at a price of $1,20 per unit for a total amount of $500 000. Each unit comprises one common share of Virginia along with one warrant. Each warrant gives SIDEX the right to subscribe to one common share of Virginia at a price of $1,50 per share for a period of 18 months. This was the third private placement with SIDEX in 2002.

In December a second private placement, was completed with the Fonds d’investissement RÉA managed by Natcan and consisted of 333 333 units at a price of $1,20 per unit for a total amount of $399 999,60. Each unit comprises one common share of Virginia along with half a warrant. Each complete warrant gives Fonds RÉA the right to subscribe to one common share of Virginia at a price of $1,50 per share until December 2003. From this last private placement, Virginia becomes eligible for QSSP accounts until December 2003.

The net proceeds of these placements will be assigned to the working capital of the company and to the financing of the phase II of the MegaTEM work program that consists of a ground follow-up (geophysics, prospecting and drilling) of several MegaTEM anomalies chosen by Noranda (Novicourt) and Virginia.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of more than $10 million, debt free, and with approximately 30 million shares issued and outstanding. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

An exploration budget of more than $6 million is planned for 2003 including $4 million financed by our partners such as BHP Billiton, SOQUEM, Noranda/Novicourt, Placer Dome, Cambior and many other junior companies.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca